Invest in Fancy

Software Retail Technology Saas Lifestyle

Discover and shop premium products from brands worldwide

FANCY.COM NEW YORK NEW YORK


FANCY
Find What You Fancy



Consumers are increasingly drawn to purpose-driven brands with compelling and authentic narratives — yet, there is no clear-cut destination to facilitate new product discovery. So, we made it.

Greg Spillane CEO @ Fancy

Why you may want to invest in us...

1. 900K+ monthly active users, 2.7M+ active app installations, and 1.1M+ daily email subscribers.
2. Prev. investors incl. General Catalyst, a16z, Jack Dorsey, Will Smith, and Carlos Slim.
3. 12M+ accounts and 2M+ lifetime transactions across 135 countries.
4. T-Pain is our "VP" of Product Testing.
5. $324B global luxury goods market and growing.
6. We have an established lifestyle brand, featured by Vogue, Rolling Stone, Forbes, and Apple.

Why investors ❤ us

WE'VE RAISED $8,208,737 SINCE OUR FOUNDING



I am investing in Fancy.com because I believe the risk reward is terrific. Fancy once had an implied private market value of over one billion US dollars (!) and a top shelf investor list that included Will Smith, Carlos Slim Domit, and Francois Henri-Pinault. The capital previously raised amounted to over $100 million US. While some of that capital was poorly allocated, much of the remaining underlying assets that were developed with that capital are of substantial current value. These include:
- The Fancy brand name and URL/web site real estate

- 2.7 million verified installs of the fancy app

- Over 300,000 monthly visitors to Fancy.com

- Outsized potent SEO authority that

... read more

Michael Balog Private investor

LEAD INVESTOR | INVESTING $2,000 THIS ROUND & $200,000 PREVIOUSLY



I like fancy and I believe in their platform.

Mark Rodriguez



because I believe in the project and have a great present future

Javier Held

i like the tech world, i like create and people that create things to change the world in differents ways .

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Greg Spillane

CEO

As a serial entrepreneur with multiple exits, Greg's passion is building high-growth technology companies. Former Division I athlete and holds an MBA from the University of Southern California, Marshall School of Business.



Nora Murphy

CFO

Prev. COO at Discourse Analytics, Managing Director in Investment Banking and Principal Investing Ansonia Partners, Associate JPMorgan Investment Banking, MBA from Columbia Business School.



David Legacki

CPO

David is the cofounder/CEO of SameSide. Prior to SameSide, David was part of the leadership team that built and launched Airbnb. He has held senior operations roles at Twitter and Shuddle. He is also a former Navy SEAL specializing in intelligence.

In the news

George Andriopoulos posted on LinkedIn

NEW EPISODE ALERT What do you get when you cross a competition-driven Division 1 NCAA left tackle for San Diego State University with a leading technology...

August 5, 2020 @ linkedin.com



High Performance Cultures - Greg Spillane

Rick with interview Greg Spillane. Greg will discuss the correlation between high-level athletics (Pro / College) to a work environment. The same traits that a great coach/team has translated to running a company

August 5, 2020 @ voiceamerica.com


TECH BLOG WRITER

Break It Down Show: Greg Spillane - The Turnaround Guy, Gets Fancy on Apple Podcasts

Greg Spillane is a serial entrepreneur. Greg's exited companies, but he's also been the guy that turns companies around. His latest effort is Fancy. Fancy is a curated shopping experience that compiles the best

August 5, 2020 @ podcasts.apple.com

Fancy.com Provides a World Class Shopping Experience with Greg Spillane - Mission Matters

Adam Torres and Greg Spillane discuss Fancy.com. Subscribe: iTunes / Spotify / Stitcher / RSS Apply to be a guest on our podcast here Show Notes: Fancy.com is a leading online retail platform where users can buy

May 8, 2020 @ missionmatters.com

Downloads

Fancy Wefunder Deck 2020

Discover and shop unique products from purpose-driven brands across the world.

Fancy is a social marketplace founded to seamlessly connect creators, curators, and consumers with extraordinary lifestyle products. Explore home decor, fashion accessories, art, and gadgets.


Le sac
en papier

Investors incl. Jack Dorsey (CEO of Twitter), Francios-Henri Pinault (CEO of Kering, owns Saint Laurent, Gucci), and more.

... and Carlos Slim (billionaire, business magnate), Will Smith, and more. Why? To date, 12M+ people from 135+ countries have come to Fancy to discover, share, and purchase the most interesting, unique, lifestyle products in the world.


FANCY
SINCE 2010
12 MILLION+
135
COUNTRIES+
FANCY

▯ People want Fancy.

Since our inception, we've grown rapidly to carve out a unique space—providing a destination to discover a curated collection of the most interesting and socially-relevant products in the world.


Our Traction
2M+
Transactions across 120 countries
2.7M+
Active installs on iOS and Android
12M+
Accounts created since inception
200K+
Products across 800+ brand & retail partners
1.1M
Daily email subscribers
347K
Instagram follwers
900K
Monthly active users

▯ Our platform solves one problem.

There is demand to discover unique premium lifestyle products — yet there is no platform to do this.


Premium
Transactional
Discovery
Discount
FARFETCH
POSHMARK
wayfair
GILT
FANCY
TOUCH OF MODERN
amazon
jet
ebay
Etsy
wish

▯ This is an untapped market opportunity.

The market opportunity is huge, with Fancy already positioned as one of the top players in the global lifestyle goods market.


Online shopping:
25%
market value by 2025
Annual projected market growth:
7.4%
Luxury Goods Market Size:
$324B

In the US alone, retail e-Commerce is booming.

At $374 million in 2020... expected to grow to $476 million in 2024.


Revenue in million U.S. dollars
600 000
500 000
400 000
300 000
200 000
100 000
0
279 727
309 054
343 150
374 375
407 065
436 116
459 852
476 462
2017
2018
2019
2020
2021*
2022*
2023*
2024*

▯ Our business model WORKS.

With 10+ years in operation, we know our model works — and we're only going upwards from here. Our end goal is a liquidity event within the next 3-5 years.


We generate income from **transactions conducted on our platform**, **licensing fees** from our white-labeled technology and **paid advertising** through our media solutions.
Marketplace
Up to **40%** of each transaction on the platform
White-Labeled Technology
Subscription-based + percentage of transactions
Media Solutions
Ongoing agency/creative fees
FANCY
• No owned inventory
• Negative working capital
• Ownership of data
• Always at pace with newest trends
40%
Target Take-Rate


REVENUE PROJECTIONS
$13,391
$56,086
$122,388
$255,749
$367,493
2020
2021
2022
2023
2024
*We are confident that we have the growth strategy in place to achieve these landmarks, however all projections come with risks and challenges and are not guaranteed.

🔮 The future is bright! Here's what's next for Fancy...

We've created a clear path for growth in 2020 and beyond. Here's what your funding will help us achieve:


FANCY
KEY MILESTONES
Q2 2021
Optimize Conversion
• Advanced Segmentation
• AI Recommendations
• Expanded Product Portfolio
Q2 2021
Retaining Users
• Advanced Segmentation
• AI Recommendations
• Expanded Product Portfolio
Q2 2021
New User Acquisition
• SEM
• Paid Social
• Retargeting
• Influencer / Affiliate
• TV Advertisement
Q3 2021
Opportunistic Expansion
• Fancy Private Label
• Paid Content Development
• Sponsored Placement

📰 What the press has to say...


VOGUE
"Our favorite shopping destination. A treasure trove of quirky products."
RollingStone
"Eyed by Kanye West and Apple, Fancy is working on the future of shopping."
The New York Times
"Melding social networking and the style maven's obsession with all things beautiful."
Forbes
"Turning impulse shopping into art."

🎁 Investor perks — what you'll get


15% OFF
$500 Investment
Get 15% off orders on Fancy.com for Life and a Hat

FREE
15% OFF

$1,000 Investment

Get **Free Shipping** and **15% off** orders on Fancy.com **for Life** and a **Hat**

FREE
20% OFF

$2,000 Investment

Get **Free Shipping** and **20% off** orders on Fancy.com **for Life**, a **Hoodie** and a **Hat**

FREE
25% OFF

$10,000 Investment

Get **Free Shipping** and **25% off** orders on Fancy.com **for Life**, a **Hoodie,** a **Hat**, and **Concierge Service**

Join us!

Help us power social-driven discovery through engaging user experiences and high-quality lifestyle images.

INVEST IN FANCY TODAY

Investor Q&A

— COLLAPSE ALL

What does your company do?

We are the "Anti-Amazon." Users come to Fancy to discover and shop extraordinary products from purpose-driven brands across the world. A purpose-driven brand is motivated by their core mission. They exist to meet a need in society, and that purpose informs the brand's vision, mission, story, visual identity, and decision-making. Consumers are no longer investing their time and money in commoditized products. They want to buy from companies that stand for a purpose.

Where will your company be in 5 years?

Driven by the increase in consumer demand for purpose-and our unique market position as the "anti-Amazon" we forecast rapid growth with gross sales of $2B+. This positioning us well for a substantial liquidity event.

Why did you choose this idea?

Consumers are increasingly drawn to purpose-driven brands with compelling and authentic narratives — yet, there is no clear-cut destination to facilitate new product discovery. So, we made it.

Why now?

Even though consumers are increasingly drawn to inspirational brands and artisans with compelling, authentic narratives there is no clear-cut destination to easily discover and shop new products.

Saturation on FAANG platforms has made it increasingly difficult for brands and artisans to profitably acquire new customers.

Fancy brings the two sides together.

How will you make money?

Fancy's primary business model is as an eCommerce platform facilitating the sale of consumer goods. Fancy receives a transaction fee on each sale. Fancy does not carry inventory, which lowers their working capital requirements and carrying costs. In exchange for their transaction fee, Fancy facilitates the sale and shipment of vendor goods.

Does a bad economy affect the company?

We have recently seen double-digit growth on a month-over-month basis. Our marketplace model allows us to quickly shift towards consumer trends by providing them access to products that are most relevant to any current situation.

When do you plan to raise the next round?

Although we expect to be approaching cash flow breakeven by Q2 2021 and could opt to grow organically, we anticipate raising $8M - $10M in growth capital to support the exponential growth of the company. We anticipate $8M - $10M provides us with the right balance of capital to maximize growth while minimizing shareholder dilution.

What is the history of Fancy?

The Fancy brand has been building since the company was founded in 2010. Along the way, the company experienced massive growth as buzz built around the Fancy name and our incredible customers and merchants came on board to buy and sell the coolest products in the world.

Over that period the company raised a great deal of investor capital which allowed us to invest in our proprietary technology and build a world-class brand. As a result, the company's valuation soared.

However, too often, the inverse of growth is profit, and the company's losses mounted over time. Eventually, the Board and investors stepped in and restructured the company in 2018 at a significantly lower valuation. A new management team was installed in early 2019 and tough choices were made to complete the turnaround of the business. Ultimately the company is in a much better place for the future. We closed unprofitable business lines, edited our product mix, slashed expenses, revamped the team, and have our eyes laser-focused on profitability going forward.

By investing at today's valuation, you get the benefit of all of the historical investment, all of Fancy's assets, technology, world-renowned brand name, and a clean focused business plan going forward.

Financials

Fancy has financial statements ending December 31 2019. Our cash in hand is $450,000, as of May 2020. Over the three months prior, revenues averaged $200,000/month, cost of goods sold has averaged $150,000/month, and operational expenses have averaged $150,000/month.

At a Glance

January 1 to December 31


$$$$

$877,311 [59%]
Revenue



-$4,266,061
Net Loss


IOU!

$536,491 +38%
Short Term Debt



$5,461,848
Raised in 2019



$450,000
Cash on Hand
As of 05/12/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are the "Anti-Amazon."

Users come to Fancy to discover and shop extraordinary products from purpose-driven brands across the world.

A purpose-driven brand is motivated by their core mission. They exist to meet a need in society, and that purpose informs the brand's vision, mission, story, visual identity, and decision-making.

Consumers are no longer investing their time and money in commoditized products. They want to buy from companies that stand for a purpose.
Driven by the increase in consumer demand for purpose-and our unique market position as the "anti-Amazon" we forecast rapid growth with gross sales of $2B+. This positioning us well for a substantial liquidity event.

Milestones

Thing Daemon, Inc. was incorporated in the State of Delaware in March 2010.

Since then, we have:

- ▯ 900K+ monthly active users, 2.7M+ active app installations, and 1.1M+ daily email subscribers.
- ▯ Prev. investors incl. General Catalyst, a16z, Jack Dorsey, Will Smith, and Carlos Slim.
- ▯ 12M+ accounts and 2M+ lifetime transactions across 135 countries.
- ▯ T-Pain is our "VP" of Product Testing.
- ▯ $324B global luxury goods market and growing.
- ▯ We have an established lifestyle brand, featured by Vogue, Rolling Stone, Forbes, and Apple.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $877,311 compared to the year ended December 31, 2018, when the Company had revenues of $2,165,305. Our gross margin was -377.39% in fiscal year 2019, compared to -101.18% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $418,623, including $418,623 in cash. As of December 31, 2018, the Company had $1,590,217 in total assets, including $1,496,945 in cash.
- *Net Loss.* The Company has had net losses of $4,266,061 and net losses of $6,561,191 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $636,491 for the fiscal year ended December 31, 2019 and $390,019 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

Since 2018, the company has been financed with $100,000 in debt, $7,122,247 in equity, and $600,000 in convertibles. To date, the company has been financed with about $90M.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Thing Daemon, Inc. cash in hand is $450,000, as of May 2020. Over the last three months, revenues have averaged $200,000/month, cost of goods sold has averaged $150,000/month, and operational expenses have averaged $150,000/month, for an average burn rate of $100,000 per month. Our intent is to be profitable in 14 months.

Since the start of 2020, our monthly expenses have reduced by ~50-75% while our gross margins have increased by ~25-50%. We have seen a reduction in overall Gross Sales, but a small increase in cash from operations.

We expect (but cannot guarantee) to see a continued rise in revenues and a minimal rise in expenses. As our business is highly seasonal, we forecast 7-10% MoM growth through October and then 25% MoM growth through the end of 2020.

We are a revenue-generating company and can access capital through normal operations. We also have a very supportive investor base and board of directors who have access to significant capital if needed.

While this isn't necessarily a predictor of future success, to this point, COVID related closures and restrictions have helped accelerate a shift in customer behavior and preference to online. We have seen an increase in adoption in brands and retailers of our platform and an increase in sales.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-486%	-377%	-1,019%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.02	$58,487	100%
Revenue to Receivables:	**Debt Ratio:**	
~	152%	

Thing Daemon Inc. 12-31-19 FS 1 .pdf

Risks

1. Our success depends, in part, on our ability to attract additional consumers who have historically purchased products through traditional retailers rather than online. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or offer more incentives than we currently anticipate in order to attract additional online consumers to the Fancy marketplace.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. We may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline. We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business.

5. We have experienced losses in the past, and we may experience losses in the future. Our ability to generate and sustain significant additional revenues or achieve profitability will depend on, among other things, our ability to increase our levels of sales and attract consumers cost-effectively.

6. If our brands and retailers fail to anticipate, identify, and respond quickly to new and changing trends in consumer preferences, our business could be harmed. The apparel, footwear, and accessories available on our Marketplaces are subject to rapidly changing trends and constantly evolving consumer tastes and demands. Our success is dependent on the ability of our retailers and brands to anticipate, identify and respond to the latest trends and consumer demands and to translate such trends and demands into product offerings in a timely manner.

7. We rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

8. Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales. If we do not promote and sustain our brand and platform through marketing and other tools, we may fail to build and maintain the critical mass of consumers required to increase our sales.

9. Any significant disruption in service on our websites or apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of consumers, which would harm our business and results of operations.

10 The long term implications of COVID-19 are unknown both globally as as they pertain to our business. Consumer habits may adjust or consumers may have fewer funds to spend on our business.

11 Nora Murphy is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gregory Spillane	Yes @ Fancy	2019
Gregg Parise	Investor @ Sweetwater Capital	2018
Scott Riley	Investor @ Drake	2018
Sebastien Hua	Director @ Kering	2019
Jim Pallotta	Investor @ Raptor	2011

Officers

OFFICER	TITLE	JOINED
Gregory Spillane	CEO	2019
Nora Murphy	CFO	2019

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$341,372	Convertible Note
12/2019	$100,000	Loan
02/2020	$600,000	Convertible Note
11/2019	$5,361,848	Priced Round
07/2018	$1,760,399	Priced Round

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/01/2020	$600,000	6.0%	20.0%	$12,000,000	06/15/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Raptor	12/10/2019	$100,000	$90,000	10.0%	12/10/2021	Yes

Related Party Transactions

None.

Use of Funds

$50,000	93.5% - New customer acquisition - We are focused on growing our user base in all markets with a particular emphasis on the U.S. and the Middle East. 6.5% - Wefunder intermediary fee

$1,070,000	30% - New customer acquisition - We are focused on growing our user base in all markets with a particular emphasis on the U.S. 13.5% - Building the Fancy brand - While we have established a significant position in the personal lifestyle goods industry, we will continue to invest in brand marketing, data led insights, and effective consumer targeting. 15% - Expanding our seller base - We plan to increase the number of brands, boutiques and retailers in order to expand the assortment and availability of merchandise on the Fancy marketplace. 10% - Improving consumer economics - We will seek to further optimize and improve our customer experience converting more frequently and at a higher Average Order Value 25% - G&A 6.5% - Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	8,391,446	8,391,445	No
Preferred	178,910,374	178,910,374	Yes

The Funding Portal

Fancy is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.